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                              October 26, 2022

       Laurence Beltr  o Gomes
       Chief Financial Officer
       Lavoro Limited
       Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401
       S  o Paulo - SP, 04548-005, Brazil

                                                        Re: Lavoro Limited
                                                            Registration
Statement on Form F-4
                                                            Filed September 29,
2022
                                                            File No. 333-267653

       Dear Laurence Beltr  o Gomes:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Questions and Answers About the Business Combination, page 19

   1. Please revise your disclosure in this section, where appropriate, to disclose the valuation ascribed to Lavoro in
the Business Combination.
   2. Please revise this section, where appropriate, to disclose the status of both the Sponsor
                                                        Forward Purchase
Agreement and the Third Party Forward Purchase Agreements in
                                                        connection with TPB
Acquisition Corporation's initial public offering, as discussed in
                                                        TPB's IPO prospectus.
In your revisions, please disclose whether the Sponsor's
                                                        $25,000,000 commitment
pursuant to its forward purchase agreement is included in the
                                                        Sponsor PIPE Investment
Amount.
 Laurence Beltr  o Gomes
FirstName LastNameLaurence Beltr  o Gomes
Lavoro Limited
Comapany
October 26,NameLavoro
            2022       Limited
October
Page 2 26, 2022 Page 2
FirstName LastName
3. Please revise your disclosure in this section, where appropriate, to reflect your disclosure elsewhere in the prospectus that if net cash proceeds following the Business Combination are greater than $250,000,000, the additional consideration will be paid to Patria, with a corresponding reduction in Patria's equity. Please describe the material terms of this arrangement, including the per share cashout price.
What equity stake will current TPB SPAC shareholders and Lavoro shareholders have in New
Lavoro after the Closing?, page 22

4. Please revise the response to this question, or elsewhere in the Q&A as appropriate, to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination.
         Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

         Please also revise here and throughout to include Patria as a separate line item in the tables showing the ownership of New Lavoro following the Business Combination.
5. Please revise your table to show an interim redemption level, for example, redemptions at a 50% level.
What interests do TPB SPAC's current officers and directors have in the Business Combination?, page 24

6. Please revise here and on page 142 to quantify the aggregate dollar amount that the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.
Will how I vote affect my ability to exercise redemption rights?, page 27

7. Your disclosure in the last paragraph of this section appears to indicate that the condition to closing that TPB SPAC has at least $180,000,000 in SPAC Cash is waivable. Please reconcile this disclosure with Section 9.1 of the Business Combination Agreement and your disclosure on page 38, and elsewhere, which appears to indicate that this condition may not be waivable.
 Laurence Beltr  o Gomes
FirstName LastNameLaurence Beltr  o Gomes
Lavoro Limited
Comapany
October 26,NameLavoro
            2022       Limited
October
Page 3 26, 2022 Page 3
FirstName LastName
What are the U.S. federal income tax consequences of the Business Combination..., page 28

8.       We note your disclosure that TPB SPAC "intends" to treat the SPAC
Mergers as a
         "reorganization" within the meaning of Section 368 of the Code. Please revise your disclosure here and throughout, including in the section beginning on page 197, to provide
         counsel   s firm opinion for each material tax consequence, including whether the SPAC
         Mergers will qualify as a reorganization, or explains why such opinion cannot be given.
         Please also clearly disclose that this is the opinion of tax counsel and identify counsel. If the opinion is subject to uncertainty, please (1) provide an opinion that reflects the degree of uncertainty (e.g., "should" or "more likely than not") and explains the facts or circumstances giving rise to the uncertainty, and (2) provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Staff
         Legal Bulletin No. 19, Sections III.C.1 and 4.
Summary of the Proxy Statement/Prospectus
The Business Combination, page 35

9. Although we note you have shown the ownership of the "Public warrant shares" in the
         "Pre-Business Combination Structure--TPB SPAC" table on page 35, and the "Public warrant shares" in the "Post-Business Combination Structure" table on page 36, please revise these tables to also show the ownership of the TPB SPAC Class A Ordinary Shares held by public investors.
Lock-up Agreement, page 39

10. Please revise your disclosure here and on page 164 to reflect your disclosure on page
         132 that Patria is permitted to transfer its shares to any third party so long as the third party agrees to be bound by the lock-up.
Amendment to the Sponsor Letter Agreement, page 40

11. We note your disclosure that the Founder Shares will be subject to transfer restrictions for up to two years and that the Founder Shares will vest over a period of up to three years.
         Please clarify if the Sponsor could transfer unvested Founder Shares when the applicable
         Sponsor Lock-Up expires with respect to those shares. Include risk factor disclosure if appropriate.
The TPB SPAC Board's Reasons for Approval of the Business Combination, page 47

12. Please revise this section here and on page 132 to disclose whether the TPB SPAC Board considered any negative factors or risks specific to Lavoro or Lavoro's business in evaluating the transaction. To the extent the TPB SPAC Board considered any such negative factors or risks, please describe them.
 Laurence Beltr  o Gomes
FirstName LastNameLaurence Beltr  o Gomes
Lavoro Limited
Comapany
October 26,NameLavoro
            2022       Limited
October
Page 4 26, 2022 Page 4
FirstName LastName
13. We note your statement here and elsewhere that Lavoro is projecting over $1.6 billion in pro forma revenue as of fiscal year end 2022. Please revise your disclosure where you make this statement to include projected net income (loss) for this period.
Background of the Business Combination, page 125

14. TPB SPAC's charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted TPB SPAC's search for an acquisition target.
15. Please revise your disclosure to describe how TPB SPAC initially became aware of
         Lavoro and discuss why it viewed the Lavoro opportunity as "superior" to other targets.
16. Please revise your disclosure to provide the material analysis and calculations that led
         TPB SPAC to propose Lavoro's initial valuation on December 9, 2021 as well as the material analysis and calculations underlying the revised valuation of $1.125 billion on
         March 10, 2022. In your revisions, please describe and quantify the reasons for the increase in valuation between these two dates. To the extent that TPB SPAC used information provided by Lavoro, including any comparable company analyses, in formulating its valuations, please ensure that this information appears in this section of the prospectus.
17. We note your disclosure that the parties mutually agreed to pause transaction discussions on December 23, 2021 due to an inability to reach agreement on terms. Please describe these terms.
The TPB SPAC Board's Reasons for Approval of the Business Combination, page 132

18. Please provide us with the basis for your statement that Lavoro is expecting an estimated
         23% and 19% year-over-year implied organic growth in fiscal year 2021 and fiscal year
         2022, respectively.
19. We note your comparison of the valuation of New Lavoro and Nutrien's agricultural retail business. Please disclose the date on which this comparison was made. We further note that the comparison described uses projected Pro Forma Adjusted EBITDA for New
         Lavoro and projected EBITDA for Nutrien. Please revise your disclosure to clearly state that these measurables are not comparable. Please also explain why the TPB SPAC
         Board elected to use metrics that do not appear to be comparable in this comparison.
20. Please revise your disclosure in the bullet titled "Continued Ownership by Lavoro Agro
         Limited Shareholders" to reflect your disclosure elsewhere in the prospectus that (i) any proceeds exceeding $250,000,000 received in connection with the Business Combination will be used towards cashing out Patria's shares and (ii) Patria is permitted to transfer its shares to any third party if the third party agrees to be bound by the same lockup period set forth in the Lock-Up Agreement.
 Laurence Beltr  o Gomes
FirstName LastNameLaurence Beltr  o Gomes
Lavoro Limited
Comapany
October 26,NameLavoro
            2022       Limited
October
Page 5 26, 2022 Page 5
FirstName LastName
Certain Unaudited Projected Financial Information, page 138

21. We note your statements that the projections do not necessarily represent the current view of the business by Lavoro's management and that they do not take into account circumstances or events occurring after the date they were prepared. Please revise to disclose the date the projections were prepared. Please also revise to clearly state whether
         or not the projections still reflect Lavoro management   s views on
future performance. To
         the extent they do not, please describe why.
Certain Other Interests in the Business Combination, page 144

22.      We note that Barclays has also been engaged to assist with the
Business
         Combination. Please quantify aggregate fees payable to Barclays that are contingent on completion of the Business Combination.
Method to Appoint and Elect Directors -- Proposed Governing Documents of New Lavoro, page
167

23. We note your disclosure that three directors will be designated by the Sponsor. Please disclose when these board designation rights may be terminated.
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 183

24. Please include a footnote to your tabular presentation of total shares at the closing on page
         192 to address the other dilutive securities that will also be outstanding under each scenario presented (i.e. public warrants, private placement warrants, options).
25. Please clarify how the equity issued pursuant to the Sponsor Forward Purchase Agreement and other forward purchase agreements has been treated in the pro forma financial information and related notes.
Business of Lavoro, page 222

26. We note your disclosure in the second full paragraph on page 225 that crop prices (such as soybean and corn) are subject to volatility due to, among other things, demand for these commodities in the international market. If certain international markets are material to your business, please disclose those markets and include risk factor disclosure if appropriate.
 Laurence Beltr  o Gomes
FirstName LastNameLaurence Beltr  o Gomes
Lavoro Limited
Comapany
October 26,NameLavoro
            2022       Limited
October
Page 6 26, 2022 Page 6
FirstName LastName
Lavoro Regulatory Overview
Brazil, page 242

27. We note your statements that Lavoro took key steps towards compliance with the LGPD through the calendar year ended December 31, 2021 and that Lavoro expects to take complimentary actions toward fully complying with the LGPD in the first half of 2022.
         Please revise your disclosure to state whether Lavoro believes it is currently compliant with the LGPD. To the extent Lavoro does not believe it is fully compliant with LGPD, or have historically not been compliant, please describe the areas of noncompliance.
TPB Acquisition Corporation I Financial Statements
Unaudited Condensed Statements of Operations, page F-23

28. We note that the third column is identified as for the six months ended June 30, 2021.
         However it appears that the information is for the six months ended June 30, 2022. Please make the necessary revisions.
Lavaro Group Financial Statements
Note 4 - Segment Information, page F-54

29. We reference your discussion on page 224 and other sections of the filing of the broad portfolio of your products and full package of your services. Please explain to us your consideration of disclosing the information about products and services required by IFRS
         8.32.
General

30. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
31. We note that Barclays and CODE Advisors were the underwriters for the initial public offering of the SPAC and that Barclays served as a capital markets advisor to TPB SPAC in connection with the proposed Business Combination. We also note press reports that
 Laurence Beltr  o Gomes
Lavoro Limited
October 26, 2022
Page 7
         certain financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from either of these institutions about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to such company. In addition, please identify any other financial advisors who served you or Lavoro in connection with the proposed transaction, and provide similar disclosure as applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeanne Bennett at (202) 551-3606 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at (202) 551-4224 or Tim Buchmiller at
(202) 551-3635
with any other questions.



                                                               Sincerely,
FirstName LastNameLaurence Beltr  o Gomes
                                                               Division of
Corporation Finance
Comapany NameLavoro Limited
                                                               Office of
Industrial Applications and
October 26, 2022 Page 7                                        Services
FirstName LastName